INTER&CO, INC BANCO INTER S.A. ANNOUNCES ISSUANCE OF SUBORDINATED FINANCIAL BILLS INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that Banco Inter S.A. (“Banco Inter”) has issued Subordinated Financial Bills (“Financial Bills”) in negotiations with professional investors. Perpetual Tier I Notes ("LFSC") were issued in the amount of R$300.000.000,00 (three hundred million reais). The Financial Bills have a repurchase option starting in 2031, subject to prior authorization by the Central Bank of Brazil, as detailed in the transaction documents. In accordance with Resolutions No. 122 and No. 5007 of the Central Bank of Brazil, the Financial Bills will compose the Additional Capital of Banco Inter’s Reference Equity with an approximated estimated impact of 0,7 percentage point1 on its Basel Ratio. Belo Horizonte, April 8, 2026 RAFAELA DE OLIVEIRA VITÓRIA Investor Relations Officer ___________ Note 1: Calculated on the capital base of December 31, 2025.